January 21, 2010

VIA EDGAR

Ms. Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:  Gramercy Capital Corp. (the “Company”)
Registration Statement on Form S-11
Filed December 21, 2009
File No. 333-163889

Dear Ms. McHale:

We are transmitting for filing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Roger M. Cozzi of the Company, dated January 12, 2010.  For convenience of reference, the Staff comment contained in your letter is reprinted below in italics and is followed by the corresponding response of the Company.

General

1.
As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2008 and have issued a number of comments regarding that review.  Please confirm that you will amend the Form S-11 as appropriate to reflect your responses to our outstanding comments on the Form 10-K.  In addition, please note that we will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

Response:   The Company respectfully acknowledges the Staff's comment and will file an amendment to its Registration Statement on Form S-11 with the Commission, if necessary and as appropriate, to reflect the Staff's comments to the Company's Form 10-K for the year ended December 31, 2008.  The Company advises the Staff that it has filed a letter, dated January 19, 2010, responding to the Staff's comments on its Form 10-K and plans to update its disclosure accordingly in future filings.

Securities and Exchange Commission
January 21, 2010

Please feel free to contact me at (212) 297-1000 should you require additional information or have any questions.

Very truly yours,

/s/ Roger M. Cozzi
Roger M. Cozzi
Chief Executive Officer

cc:	Mr. Jerard Gibson, Esq.
Mr. Larry P. Medvinsky, Esq.